AMENDED AND RESTATED SCHEDULE A

dated August 14, 2023

to the

INVESTMENT ADVISORY AGREEMENT,

dated April 20, 2021, between

THE ADVISORS’ INNER CIRCLE FUND III

and

ARGA INVESTMENT MANAGEMENT, LP

The Trust shall pay to the Adviser, as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of each of the Funds in accordance with the following fee schedule:

Fund	Rate
ARGA Emerging Markets Value Fund	0.70%
ARGA International Value Fund	0.60%
ARGA Value Fund	0.50%

ACKNOWLEDGED AND ACCEPTED BY:

THE ADVISORS’ INNER CIRCLE FUND III

By: /s/ Michael Beattie
Name: Michael Beattie
Title: President

ARGA INVESTMENT MANAGEMENT, LP

By: /s/ Ankit V. Nahar
Name: Ankit V. Nahar
Title: Head of Finance